james grandolfo Partner – Milbank LLP Registered Foreign Lawyer (New York) 30/F Alexandra House | 18 Chater Road | Central | Hong Kong T: +852.2971.4848 jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 9, 2025

Re:	Hotel101 Global Holdings Corp.

Hotel101 Global Pte. Ltd.

Amended Draft Registration Statement on Form F-4

Submitted March 31, 2025

CIK No. 0002054507

Dear Ms. Kellie Kim, Mr. Isaac Esquivel, Mr. Ruairi Regan and Mr. Jeffrey Gabor,

On behalf of Hotel101 Global Holdings Corp. (the “Company” or “HBNB”) and Hotel101 Global Pte. Ltd. (“Hotel101 Global,” and together with the Company, the “Co-Registrants”), we respectfully submit this letter setting forth the responses of the Co-Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 10, 2025 (the “Comment Letter”) with respect to the amended draft registration statement on Form F-4 filed with the Commission on March 31, 2025 (the “Amended Draft Registration Statement”). Concurrently with the submission of this letter, the Company has filed the Registration Statement on Form F-4 through EDGAR (the “Form F-4”).

The Staff’s comments are repeated below in bold and are followed by the Co-Registrants’ responses. We have included page references to the Form F-4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-4. The changes reflected in the Form F-4 include those made in response to the Staff’s comments as well as other updates.

Amended Draft Registration Statement on Form F-4

Risk Factors
JVSPAC is not required to, and did not, obtain a third-party valuation, page 62

May 9, 2025	Page 2

1.	We note your revised disclosure in response to prior comment 7 that the reliance on a fragmented ownership structure, where units are owned by third party real estate unit owners, forms a core similarity between you and Airbnb. Please expand your risk factor disclosure to address your valuation and disclose clearly the differences in your business model compared to that of Airbnb.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on page 63 of the Form F-4.

Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population., page 162

2.	We note your revised disclosure in response to prior comment 11. Please clarify that the Unit Owners’ Yield on the Philippine hotels should not be taken as an indication of future financial performance of properties of Hotel101 Global.

In response to the Staff’s comment, the Co-Registrants have revised the disclosure on pages 25 and 163 of the Form F-4.

Please contact the undersigned by phone at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo

James Grandolfo

cc:	Marriana Henares Yulo, Hotel101 Global Holdings Corp.

Marriana Henares Yulo, Hotel101 Global Pte. Ltd.

Albert Wong, JVSPAC Acquisition Corp.

Giovanni Caruso, Loeb & Loeb LLP